MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2021 and 2020

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

This Management's Discussion and Analysis ("MD&A") has been prepared as at February 14, 2022 to provide a meaningful understanding of Burcon NutraScience Corporation's ("Burcon" or the "Company") operations, performance, and financial condition for the three and nine months ended December 31, 2021. The following information should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements and accompanying notes for the periods ended December 31, 2021 and 2020, which are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), as well as the audited consolidated annual financial statements for the year ended March 31, 2021. We have prepared this MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. Additional information relating to Burcon, including the Company's Annual Information Form ("AIF"), is available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements").  All statements, other than statements of historical fact, are forward-looking statements.  When used in this MD&A the words "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", or the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements.  The forward-looking statements pertain to, among other things:

  continued development of the Company's products and business;
  the Company's growth strategy;
  production costs and pricing of Peazazz® and Peazac® pea proteins, Puratein®, Supertein® and Nutratein® canola proteins and pea protein and canola protein (Nutratein®) blends;
  marketing strategies for the Company's soy, pea, canola, flax, hemp and sunflower proteins as well as pea protein / canola protein blends;
  development of commercial applications for soy, pea, canola, flax, hemp and sunflower protein as well as pea protein / canola protein blends;
  ability to produce proteins in commercial quantities with sufficient grade and quality at cost-effective prices;
  operation of production facilities;
  relocation expansion of the Winnipeg Technical Centre;
  future protection of intellectual property and improvements to existing processes and products;
  regulatory approvals;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2021 and 2020 input and other costs; and
  liquidity and working capital.

The forward-looking statements are based on a number of key expectations and assumptions made by management of the Company, including, but not limited to:

  the Company's ability to obtain required regulatory approvals;
  the Company and its joint venture partners' ability to commission and operate its production facility;
  the Company's or its licensing partners' ability to generate new sales;
  the Company's or its licensing partners' ability to produce, deliver and sell the expected product volumes at the expected prices;
  the Company's ability to control costs;
  the Company's ability to obtain and maintain intellectual property rights and trade secret protection;
  market acceptance and demand for the Company's or its licensing partners' products;
  the successful execution of the Company's business plan;
  achievement of current timetables for product development programs and sales;
  the availability and cost of labour and supplies;
  the availability of additional capital; and
  general economic and financial market conditions.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on such forward-looking statements.  The forward-looking statements reflect the Company's current views with respect to future events based on currently available information and are inherently subject to risks and uncertainties.  Many factors, both known and unknown could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained in this MD&A, including, but not limited to:

  the condition of the global economy;
  market acceptance of the Company's products;
  changes in product pricing;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2021 and 2020 changes in the Company's customers' requirements, the competitive environment and related market conditions;
  delays in operation of production facilities;
  product development delays;
  changes in the availability or price of labour and supplies;
  the Company's ability to attract and retain business partners, suppliers, employees and customers;
  changing food or feed ingredient industry regulations;
  the regulatory regime;
  the Company's access to funding and its ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements; and
  the Company's ability to protect its intellectual property; and
  disruption, delays, risks and uncertainty related to and arising from the global COVID-19 pandemic.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.  The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  The Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect changes in assumptions or the occurrence of anticipated or unanticipated events, except as required by law.

The Company qualifies all the forward-looking statements contained in this MD&A by the foregoing cautionary statements.

OVERVIEW OF THE COMPANY AND ITS BUSINESS

Burcon is a global technology leader in the development of plant-based proteins, having developed an extensive portfolio of composition, application, and process patents covering novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed and more.  In 2019, Merit Functional Foods Corporation ("Merit Foods") was established by Burcon and three veteran food industry executives.  Merit Foods has built a commercial production facility in Manitoba, Canada where it is producing, under license, Burcon's novel pea and canola protein ingredients.  Our environmentally friendly and sustainable technologies have been developed at our own research facility led by our team of highly specialized scientists and engineers.  Our patent portfolio currently consists of 307 issued patents worldwide, including 73 issued U.S. patents, and in excess of 210 additional patent applications, 35 of which are U.S. patent applications.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2021 and 2020

MERIT FUNCTIONAL FOODS CORPORATION

Merit Foods was formed in May 2019 by Burcon NutraScience Holdings Corp. ("Burcon Holdings") and two other entities (the "Partners"), with Burcon initially owning 40% of Merit Foods.  The business of Merit Foods is the commercial production, sales, marketing and distribution worldwide of Burcon's pea protein, pulse protein and canola protein products.  Merit Foods has developed, built and commissioned an initial protein facility (the "Flex Production Facility") in Manitoba, Canada to manufacture the licensed pea and canola protein products.  Merit Foods formally completed the construction of the Flex Production Facility on December 31, 2020.

On August 27, 2020, Bunge Limited ("Bunge") made an investment of $30 million into Merit Foods. In addition to purchasing equity directly from Merit Foods, Bunge purchased additional shares and debt from the other shareholders of Merit Foods.  As a result of these transactions, Bunge became a 25% shareholder in Merit Foods and Burcon's ownership interest in Merit Foods decreased to 33.3%.  As a result of the dilution in Burcon's ownership interest in Merit Foods, Burcon recorded a dilution gain of $6,384,942 during the three months ended September 30, 2020.

Under the amended license and production agreement (the "Amended License Agreement'), Merit Foods has licensed Burcon's technology required to produce, market and sell Burcon's pulse protein ingredients, including Peazazz® and Peazac® pea proteins and Burcon's canola proteins, Supertein®, Puratein® and Nutratein® (collectively the "Products").  Under the terms of the License Agreement, Merit Foods has the exclusive rights over Burcon's pulse proteins (including pea) and canola protein technologies across all geographic regions and all product uses (the "License").  Burcon receives running royalties on the net revenue (as defined in the License Agreement) from the sales of the Products by Merit Foods.  Burcon is responsible for the technology transfer to Merit Foods and has provided assistance, under a services agreement, to support the design, construction and commissioning of the commercial protein production facility, as well as providing other services and sample production services.

To-date, Burcon Holdings has made capital loan advances of $13.0 million to Merit Foods in the form of shareholder loans.

(in thousands of dollars):

	Capital Contribution	Loan receivable	Total net investment

Net investment in Merit Foods, March 31, 2020	9,545	2,660	12,205
Dilution gain on investment in Merit Foods	6,385	-	6,385
Share of loss in Merit Foods	(2,422)	-	(2,422)
Interest accretion	-	308	308
Expected credit loss	-	(74)	(74)

Net Investment in Merit Foods, March 31, 2021	13,508	2,894	16,402
Dilution gain on investment in Merit Foods	961	-	961
Share of loss in Merit Foods	(3,098)	-	(3,098)
Interest accretion	-	253	253

Net Investment in Merit Foods, December 31, 2021	11,371	3,147	14,518

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2021 and 2020

The capital loan advances are non-interest bearing, unsecured, subordinated to Merit Foods' other secured and unsecured debts, have a term of 15 years, and may be repaid by Merit Foods, without penalty or bonus, on a pro-rata basis based on the proportionate share of each shareholder's loan outstanding in relation to the other shareholders of Merit Foods applied to the outstanding principal amounts.  Notional interest is accruing on the loan receivable at 11% per annum, which is considered to be the market rate of interest.  For the three and nine months ended December 31, 2021, Burcon recorded interest accretion of $87,363 and $254,093, respectively (2020 - $78,302 and $227,739).

Merit Foods has constructed a 94,000 square foot state-of-the-art production facility to produce the Products.  Merit Foods began the commissioning process following construction completion of the Flex Production Facility.  Unique in its design and structured for rapid expansion, the Flex Production Facility has been engineered and constructed to be able to process both non-GMO canola and yellow field peas, giving it the ability produce Merit's lineup of Puratein® canola proteins, its Peazazz® and Peazac® pea proteins, and its MeritPro™ protein blends.  In February and April 2021, Merit Foods achieved the first commercial production runs of Peazazz® and Peazac® pea proteins and canola proteins, respectively.  Merit Foods is now the first and only commercial-scale facility in the world capable of producing food-grade protein from canola, the world's second largest oilseed crop.  Merit Foods continued its commissioning process throughout 2021 and Burcon's technical team was actively involved in supporting Merit Foods in the process.  Burcon considers Merit Foods to have completed the commissioning process as at December 31, 2021.  Merit Foods will continue to optimize and fine tune the production facility to maximize output and yield and Burcon will continue to support its optimization process, as needed.

As the pea and canola protein technology that is currently under license with Merit Foods is now capable of operating in the manner intended by management with the commissioning of the Flex Production Facility as at December 31, 2021, Burcon will accordingly cease the capitalization of costs to deferred development and commence the amortization of the intangible asset as of January 1, 2022.  As the Flex Production Facility is now capable of operating in the manner intended by management as at December 31, 2021, Merit will accordingly commence the amortization of the facility as of January 1, 2022.

During the three and nine months ended December 31, 2021, Burcon recorded royalty revenues of $44,597 and $94,222, respectively (2020 - $nil and $nil) from Merit Foods' sales of the Products.

For the three and nine months ended December 31, 2021, included in management fee income is $24,650 and $107,390, respectively, (2020 - $43,853 and $202,090) for services provided, of which $12,035 was included in amounts receivable as at December 31, 2021 (March 31, 2021 - $66,709).  Services revenues decreased in the current quarter and year-to-date period over the same periods last year as Burcon ceased charging for its technical assistance to support Merit Foods' commissioning process in May 2021.  As Merit Foods is now producing its own samples to provide to its customers, Burcon sold $nil and $287 of samples to Merit Foods during the three and nine months ended December 31, 2021, respectively (2020 - $250,179 and $462,323).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2021 and 2020

Merit Foods also provides certain consulting services to Burcon.  For the three and nine months ended December 31, 2021, Burcon recorded professional fee expense of $nil and $9,415 (2020 - $nil and $12,320), of which $nil was included in accounts payable and accrued liabilities as at December 31, 2021 (March 31, 2021 - $nil).

In May 2020, Burcon announced that Merit Foods had secured a debt financing package of up to $85 million of capital from a syndicate of lenders including Export Development Canada ("EDC"), Farm Credit Canada and the Canadian Imperial Bank of Commerce.  The Partners and Burcon Holdings were required to pledge their shares in Merit Foods as security under the loan facilities from EDC.  Bunge also pledged its shares as security under the EDC loan facilities after its investment in Merit Foods.  In connection with the loan facilities from EDC, Merit Foods had to fulfill various obligations, including the establishment and maintenance of a cost overrun account in a prescribed amount in connection with the costs related to the construction of the Flex Production Facility.  $6.5 million of this amount was permitted to be funded by way of a letter of credit ("LC").  To assist Merit Foods to fulfill this obligation, Burcon Holdings obtained the LC from HSBC Bank Canada ("HSBC") in April 2020, which was secured by a term deposit with HSBC in the same amount.  As part of the investment by Bunge into Merit Foods, the LC was released on August 28, 2020.

In connection with the LC, Burcon Holdings entered into a short-term loan agreement (the "Merit Loan Agreement") with Merit Foods in the amount of $6.5 million (the "Merit Loan").  The Merit Loan bore interest at 5% per annum, compounded annually, payable by way of a lump sum balloon payment at the end of the term.  Concurrent with the termination of the LC on August 28, 2020, the Merit Loan Agreement was also terminated on the same date.  For the three and nine months ended December 31, 2021, Burcon recorded interest income of $nil and $nil, respectively, (2020 - $nil and $120,205) related to the Merit Loan.

In June 2020, Burcon announced that Merit Foods had secured additional debt financing of $10 million in the form of a 10-year interest-free loan from Agriculture and Agri-Food Canada (the "AIP Loan").  Burcon Holdings and the Partners provided a guarantee for the AIP Loan (the "AIP Guarantee").  The obligations of the AIP Guarantee are joint and several.  However, Burcon Holdings and the Partners (the "AIP Guarantors") entered into a reciprocal indemnity agreement (the "Indemnity Agreement').  Under the Indemnity Agreement, if any AIP Guarantor (each, a "Paying Guarantor") is required to make payment under the AIP Guarantee and any other AIP Guarantor (each, a "Contributing Guarantor") has not made a corresponding payment equal to its share based on its shareholdings in Merit Foods ("Contributive Share"), such Contributing Guarantor(s) shall pay the Paying Guarantor such amounts so that, after payment, all obligations and liabilities under the AIP Guarantee will have been borne by the AIP Guarantors in their original respective shareholding percentage in Merit Foods.

During 2020, Merit Foods secured a total of $99.2 million financing package from the Government of Canada that includes the financing noted above from EDC, FCC, AIP and Protein Industries Canada ("PIC").  In addition to the co-investment received by Merit Foods from PIC, a further co-investment by PIC to Merit Foods was announced in May 2021 ("PIC 2") to develop new plant-based products.  The project has a total investment of $7.9 million, with PIC funding one-half of the total investment into the project.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2021 and 2020

Subsequent to December 31, 2021, Merit and three of its industry partners received a further co-investment from PIC for the development and distribution a line of meat alternatives to pork and Wagyu beef, which will be sold under two of its industry partners' branded products.  The new line of meat alternatives is expected to be distributed throughout Europe, Asia and North America.  The project has a total investment of $7.6 million, with PIC funding one-half of the total investment into the project.  Also subsequent to December 31, 2021, Merit Foods obtained additional financing of $10.0 million from the FCC.

During the three months ended December 31, 2021, the shareholders of the Partners (the "EDC Guarantors") provided guarantees of $10 million (the "EDC Guarantee") to EDC in order for Merit Foods to meet certain credit requirements required by EDC under the loan agreements with EDC.  Burcon Holdings and the EDC Guarantors entered into a reciprocal indemnity agreement (the "EDC Indemnity Agreement").  Under the EDC Indemnity Agreement, if any EDC Guarantor (each, a "EDC Paying Guarantor") is required to make payment under the EDC Guarantee and any other EDC Guarantor and Burcon Holdings (each, a "EDC Contributing Guarantor") has not made a corresponding payment equal to its Contributive Share, such EDC Contributing Guarantor(s) shall pay the EDC Paying Guarantor such amounts so that, after payment, all obligations and liabilities under the EDC Guarantee will have been borne by the EDC Guarantors in their respective Contributive Shares.  Burcon's Contributive Share under the EDC Indemnity agreement is 44.44%.  The obligations of Burcon and the EDC Guarantors shall terminate upon the termination or release by EDC of the EDC Guarantors' obligations under the EDC Guarantee.

In October 2021, Bunge exercised its right to subscribe for additional common shares of Merit Foods for an aggregate subscription price of $4.95 million.  As a result of this investment, the aggregate liability of the EDC Guarantors under the EDC Guarantee was reduced to $5.05 million, and Burcon's maximum liability under the EDC Indemnity Agreement has been reduced to $2.24 million.

Following the investment by Bunge in Merit Foods in October 2021, Bunge's interest in Merit Foods increased from 25.0% to 28.9% and Burcon's interest in Merit Foods decreased from 33.3% to 31.6%.  As a result of the dilution of Burcon's ownership interest in Merit Food, Burcon recorded a dilution gain of $961,164 during the three months ended December 31, 2021.

Summary financial information of Merit Foods

(Unaudited, in thousands of dollars)

	December 31, 2021	March 31, 2021

Total assets	138,775	141,096
Total liabilities	104,413	102,946

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2021 and 2020

	Three months ended		Nine months ended
	December 31		December 31

	2021	2020	2021	2020

Total revenue	1,226	-	4,029	-

Loss and comprehensive loss for the period	(3,765)	(1,380)	(9,486)	(4,947)

Merit Foods cannot reasonably estimate the amount to be received from the PIC 2 project for periods where PIC has not finalized their assessment of the submission.  After the terms were finalized, further submission were made after December 31, 2021 but have not been assessed.  These amounts may be material to the financial statements.

WINNIPEG TECHNICAL CENTRE (the "WTC")

During the three and nine months ended December 31, 2021, the WTC focused on supporting Merit Foods in its commissioning of the Flex Production Facility.  In addition, Burcon's team of scientists and engineers continued research and development work on our pipeline of technologies for alternative plant-based proteins to explore potential new commercial and patenting opportunities.  The WTC made progress on existing technologies by further innovating with pea and canola and also with new plant-based protein sources, with the goal of entering into additional partnerships as a means to bring additional plant-based protein ingredients to market.  Burcon's extraction and purification technologies are versatile and may be adapted to process a range of oilseed and non-oilseed meals to produce specialty proteins, such as flax, hemp and sunflower.  The demand for plant-based proteins continues to grow and Burcon believes there may be niche market opportunities for its specialty protein ingredients.

Burcon is investigating options to potentially replace the existing WTC with an expanded innovation centre to provide additional research and development bandwidth to pursue its product opportunity pipeline.

NASDAQ LISTING

Burcon's shares were listed on the OTCQB Venture Market under the symbol "BUROF".  On May 25, 2021, trading of Burcon's shares on the NASDAQ commenced under the symbol "BRCN".

CONVERTIBLE DEBENTURES

On December 10, 2019, the Company issued convertible debentures (the "Debentures") through a non-brokered private placement for an aggregate principal amount of $9.5 million.  Certain directors and an officer of the Company subscribed for Debentures totalling $2 million in principal amount.  Each Debenture consisted of $1,000 principal amount, bore interest at a rate of 8.5% per annum, payable semi-annually in arrears and was unsecured.

The Debentures were convertible at the option of the holder, in whole or in part, into common shares of the Company at a conversion price of $1.05 per share.  During the three and nine months ended December 31, 2020, the holders of the Debentures converted principal amounts of $nil and $nil (2020 - $nil and $1,704,500), respectively, for the issuance of nil and nil (2020 - nil and 1,623,327) common shares, respectively, of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2021 and 2020

Burcon had the right, at its sole discretion, to force the conversion of the Debentures if the shares traded at or above $2.15 for a period of 14 consecutive trading days.  The Company determined it had met this condition between August 12 to August 31, 2020 and issued a notice to the holders of the Debentures for conversion of the Debentures to common shares on September 8, 2020.  As a result of the conversion of $7,795,500 of outstanding principal amount of the Debentures, an aggregate of 7,424,274 common shares were issued to the holders of the Debentures.

For the three and nine months ended December 31, 2021, the Company recorded interest expense of $nil and $nil, respectively (2020 - $nil and $637,522).

EQUITY OFFERING

On February 19, 2020, the Company completed a bought deal equity offering of 7,419,800 units (the "Units") at a price of $1.55 per Unit for aggregate gross proceeds to the Company of $11.5 million (the "Offering") and net proceeds of $10.3 million.

Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant").  Each Warrant is exercisable to acquire one common share (a "Warrant Share") until February 19, 2022 at an exercise price of $2.00 per Warrant Share.  In addition to a cash commission, the agents received compensation options (Agents' Warrants) entitling the agents to purchase up to 519,386 common shares.  Each Agent's Warrant is exercisable to acquire one common share of the Company at an exercise price of $2.00 per share until February 19, 2022.  During the three and nine months ended December 31, 2021, warrants were exercised for nil and 105,750 Warrant Shares, respectively, (2020 - 896,750 and 1,254,250) providing proceeds of $nil and $211,500, respectively, (2020 - $1,793,500 and $2,508,500).  As at December 31, 2021, 1,318,650 Warrants and 311,632 Agents' Warrants were outstanding.

The Company is using the net proceeds from its financing activities for further development of its extraction and purification technologies and pursue new related products, pursue and develop new applications from functional attributes of Burcon's proteins and carry out research on protein extraction from various plant sources.  Burcon also intends to use the net proceeds to maintain, further strengthen and expand the Company's intellectual property portfolio.  Burcon is obligated to prosecute and maintain its pea and canola patent portfolios under its Amended License Agreement with Merit Foods.  Additionally, Burcon intends to continue to file additional patent applications to protect discoveries arising from its research and development activities.  Burcon also intends to use the net proceeds for expansion initiatives and to provide for general working capital.

CEO TRANSITION

In January 2022, Burcon announced that Johann Tergesen will be stepping down as President and Chief Executive Officer.  Mr. Tergesen will remain CEO until either a successor is appointed by the Company's board of directors, or no later than February 28, 2022.  To ensure an orderly transition, he will continue in an ongoing capacity as an advisor to the company and Burcon's board of directors.  The Company has engaged Kincannon & Reed, an executive search firm specializing in the food and agribusiness sectors, to assist in recruiting a new CEO.  As at the date of this MD&A, a successor has not yet been appointed.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2021 and 2020

NEW DIRECTOR APPOINTMENTS AND BOARD CHANGE

On July 8, 2021, Burcon appointed Ms. Jeanne McCaherty as a director to its board of directors.  Ms. McCaherty is the CEO of Guardian Energy Management, an ethanol manufacturing company.  Prior to joining Guardian Energy, the majority of Ms. McCaherty career was in various global management roles at Cargill, Inc., one of the world's largest agrifood and food ingredient companies.  Ms McCaherty was the Regional Director of Cargill's Global Texturing Business Unit, which sourced raw materials, manufactured, and sold specialty food ingredients to food companies around the world.  Ms. McCaherty also held the position of VP/Global Director of Food R&D at Cargill, which included functional leadership for the Basic and Applied R&D, Applications and Sensory groups at Cargill's Global Food Ingredients businesses.

On September 15, 2021, Burcon appointed Mr. Alfred Lau as a director to its board of directors.  Mr. Lau has been a director of WealthOne Bank of Canada, a Canadian Schedule I Bank, since 2018 and is currently a member of the Audit and the Credit Review Committees.  In addition, he is the founder and co-leader of a private equity firm with operations in Hong Kong and Beijing.  Prior to his current roles, Mr. Lau was a partner of KPMG with over 35 years of experience, having held senior positions including co-leader of the audit practice in Beijing and co-leader of the China Practice in Canada.  He was the Audit Engagement Partner for a number of multi-national Fortune 500 companies and listed companies on the TSX.  Mr. Lau is a former director and Chairman of the Audit Committee of SUCCESS, one of the largest non-profit organizations in Canada.

Mr. David Ju and Mr. Calvin Ng did not stand for re-election at the annual general meeting held in September 2021.

In September 2021, Mr. Peter H. Kappel was appointed chairman of Burcon's board of directors, succeeding Dr. D. Lorne Tyrrell.

INTELLECTUAL PROPERTY

Burcon's patent strategy is to seek protection for new technologies as well as further protecting current technologies.  Over the years, Burcon has filed patent applications in various countries over its inventions.  Burcon's patent applications can be grouped into three categories:

  Applications to protect additional novel protein extraction and purification technologies;
  Applications to protect the uses of Puratein®, Supertein®, Nutratein® canola proteins, CLARISOY® soy protein, Peazazz® and Peazac® pea proteins, and other plant proteins, for example, as functional food and beverage ingredients; and
  Applications to protect the "signature characteristics" of Puratein®, Supertein®, Nutratein® canola proteins, CLARISOY® soy protein, Peazazz® and Peazac® pea proteins, and other plant proteins.

Burcon continued the maintenance and prosecution of its patent applications during the quarter ended December 31, 2021.  Subsequent to December 31, 2021, Burcon announced that it filed five additional U.S. patent applications covering technologies for the production of sunflower seed protein and pulse proteins.  These patent filings cover the technologies for producing protein ingredients from sunflower seed and pulses, and the unique protein ingredients produced from these technologies.

Burcon currently holds 73 U.S. issued patents over its canola, soy, pea and flax protein processing technologies and canola and soy protein isolate applications, as well as canola and soy patents covering composition of matter.  In addition, Burcon has a further 35 patent applications currently filed with the U.S. Patent and Trademark Office.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2021 and 2020

As of the date of this MD&A, Burcon's patents and patent applications cover over 50 distinct inventions.  Burcon has also filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization.  Together with patents issued in other countries, Burcon now holds a total of 307 issued patents covering inventions that include the 73 granted U.S. patents.  Currently, Burcon has over 210 additional patent applications that are being reviewed by the respective patent offices in various countries.

RESTRICTED SHARE UNIT ("RSU) PLAN

At the annual meeting held in September 2021, the shareholders of the Company approved a new RSU plan in which all directors, officers, employees and consultants of the Company and its subsidiaries are eligible to participate.  Each RSU is redeemable for one common share of the Company but, at the election of the Company, may be redeemed for cash in the amount equal to the market value of the Company's shares on vesting date, or a common share acquired by the Company on a public exchange.  The RSUs must be redeemed no later than December 31st of the third year after the date of grant.  The vesting terms are determined at the discretion of the board of directors at the time of grant.  The fair value of the grants is determined on the date of grant and are recognized using graded vesting, with each vesting tranche being valued separately, and the fair value of each tranche recognized over its respective vesting period.  As at December 31, 2021, no RSUs have been granted.  Subsequent to December 31, 2021, 121,000 RSUs were granted to employees.

RESULTS OF OPERATIONS

As at December 31, 2021, Burcon has not yet generated any significant revenues from its technology.  For the three and nine months ended December 31, 2021, the Company recorded a loss of $1,506,823 ($0.01 per share) and $6,042,170 ($0.06 per share), respectively, as compared to a loss of $1,086,177 and income of $1,890,405 ($0.01 and $0.02 per share) for the same periods last year.

For the three and nine months ended December 31, 2021, Burcon recorded royalty revenues of $44,597 and $94,222, respectively, (2020 - $nil and $nil) from Merit Foods on sales of the Products.  For the three and nine months ended December 31, 2020, Burcon recorded royalty revenues of $nil and $8,646, respectively, from Archer Daniels Midland Company ("ADM") on sales of CLARISOY®.  The license and production agreement with ADM terminated in August 2020.

The following provides a comparative analysis of significant changes in major expenditures items.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2021 and 2020

Research and development expenses

Components of research and development ("R&D") expenditures are as follows:

(in thousands of dollars)

	Three months ended Dec. 31,		Nine months ended Dec. 31,
	2021	2020	2021	2020
Salaries and benefits	664	393	1,819	1,233
Laboratory operation	112	83	254	240
Amortization of property and equipment	59	64	176	148
Inventory written off to research and development	-	-	132	-
Rent	42	26	94	71
Analyses and testing	17	38	64	55
Gross research and development expenses	895	604	2,539	1,747
Allocated to deferred development costs	(624)	(194)	(1,587)	(810)
Allocated to inventory production	-	(341)	-	(717)
Net research and development expenses	272	69	952	220

Effective July 1, 2019, the Company determined that it had met all the criteria of deferring development costs ("DDC") with respect to its pea and canola proteins and has been deferring its expenditures relating to pea and canola to deferred development costs.  While Burcon's technology was available for use and Merit Foods has made sales of Products during the nine months ended December 31, 2021, the technology was not yet capable of operating in the manner intended by management.  For the three and nine months ended December 31, 2021, Burcon continued to defer R&D costs related to its pea and canola technology of $623,000 and $1,587,000, respectively.  As noted in the Merit Foods section, the pea and canola protein technology that is currently under license with Merit Foods is now capable of operating in the manner intended by management with the commissioning of the Flex Production Facility as at December 31, 2021, and Burcon will accordingly cease the capitalization of costs to deferred development and commence the amortization of the intangible asset as of January 1, 2022.

Burcon has received government assistance through the Canada Emergency Wage Subsidy ("CEWS") and the Canada Emergency Rent Subsidy ("CERS") programs.  For the three and nine months ended December 31, 2021, R&D expenditures have been reduced by $18,000 and $225,000 received from the CEWS and CERS programs.  For the three and nine months ended December 31, 2021, included in salaries and benefits before cost deferral is stock-based compensation expense of $243,000 and $702,000, respectively (2020 - $58,000 and $211,000).  The increase in stock-based compensation expense is due mostly to higher valuation of options granted in 2021.  Before government assistance and cost deferral, the cash portion of salaries and benefits increased by $101,000 and $288,000, respectively, for the three and nine months ended December 31, 2021, which are attributed to mostly to staff additions and also to salary increases.

As Merit Foods began producing and supplying its own samples after the completion of the Flex Production facility, it no longer required Burcon to supply samples.  As a result, Burcon wrote off its pea and canola inventory on-hand during the first quarter of this year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2021 and 2020

Intellectual property expenses

(in thousands of dollars)

	Three months ended Dec. 31,		Nine months ended Dec. 31
	2021	2020	2021	2020
Patent fees and expenses	469	492	1,216	1,379
Trademark	-	-	3	-
Allocated to deferred development costs	(192)	(221)	(602)	(796)
	277	271	617	583

As noted in the R&D section, the Company began deferring costs related to its pea and canola technology in the second quarter of fiscal 2020, including related patent fees and expenses.  As noted above, Burcon continued to defer the patent costs related to the pea and canola portfolios during the three and nine months ended December 31, 2021.  Before the cost deferral, patent fees and expenses did not change significantly for the three-month period over the same period last year.  The nine-month decrease over the comparative period is due mostly to decreased activity levels and lower maintenance fees for the canola and pea portfolios.

Burcon's patent strategy is to seek protection for new technologies as well as further protecting current technologies.  Over the years, Burcon believes it has developed a dynamic and extensive patent portfolio and has filed patent applications in various countries over its inventions.  From inception, Burcon has expended $22.8 million on patent legal fees and disbursements to strengthen its patent portfolio in various countries of the world and file patent applications for new inventions.

General and administrative ("G&A") expenses

(in thousands of dollars)

	Three months ended Dec. 31,		Nine months ended Dec. 31,
	2021	2020	2021	2020
Salaries and benefits	538	306	1,638	1,223
Investor relations	99	23	405	135
Professional fees	87	36	315	324
Office supplies and services	88	43	264	128
Transfer agent and filing fees	5	19	88	50
Financing expense	41	-	41	24
Other	13	13	60	40
	871	440	2,811	1,924

For the three and nine months ended December 31, 2021, included in salaries and benefits is stock-based compensation expense $185,000 and $627,000, respectively, (2020 -$54,000 and 294,000).  The higher expense incurred in the current quarter is due mostly to options granted to a director and options granted in the fourth quarter of fiscal 2021 that had a higher valuation, which also contributed to the nine-month increase.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2021 and 2020

For the three and nine months ended December 31, 2021, the Company received government assistance of $5,000 and $100,000, respectively, through the Canada Emergency Wage Subsidy ("CEWS") program, which has been applied against salaries and benefits expense.  Before CEWS, the cash portion of salaries and benefits increased by $106,000 and $183,000, respectively, for the three and nine months ended December 31, 2021.  The three-month increase was due mostly to salary increases and staff additions, including a senior management member.  The nine-month increase was due to the same reasons, offset by decreases in bonuses paid.

Professional fees

For the three and nine months ended December 31, 2021, professional fees increased by $51,000 and decreased by $9,000, respectively, over the same periods last year.  The three-month increase is attributed mostly to higher auditor review costs.  The nine-month decrease was due to legal fees of $183,000 incurred in fiscal 2021 for agreements affected by the Bunge transaction and Merit Foods' EDC and FCC loans.  This was offset by an increase of $87,000 in audit and review-related fees as a result of the NASDAQ listing.  Professional fees for the Nasdaq listing contributed to increases of $47,000 for the nine-month period, as well as higher consulting fees of $46,000.

Investor relations

For the three and nine months ended December 31, 2021, investor relations expenses increased by $76,000 and $270,000, respectively, over the same periods last year.  The increase for the current quarter over the same quarter last year is due mainly to NASDAQ maintenance fees and U.S. investor relations consulting fees.  The increase for the nine-month period is due to the same reasons, as well as the NASDAQ entry fee and consulting fees for social purpose positioning and messaging.

LIQUIDITY AND FINANCIAL POSITION

At December 31, 2021, the Company had cash and cash equivalents of $9.4 million.  Assuming Burcon Holdings is not required to make payment under the AIP Guarantee or the EDC Indemnity Agreement, management estimates the cash resources to be sufficient to fund its operations to April 2023, without taking into account proceeds from outstanding options and warrants and royalty revenues from its Amended License Agreement.  If Burcon does not receive sufficient royalties from its Amended License Agreement, Burcon will require additional capital beyond this date to meet its business objectives, although there is no assurance that additional financing will be available on acceptable terms, if at all.

The net cash used in operations during the nine months ended December 31, 2021 was $3,766,000, as compared to $3,160,000 last year.  The increase in the net cash used in operations of $606,000 is mainly due to increases of $367,000 in R&D expenditures and $35,000 in IP expenditures that were expensed, increase in G&A expenses of $561,000, decrease in interest received of $114,000, lower management fee income and other income of $238,000,  offset by a decrease in interest paid of $572,000, and an increase in royalty income of $86,000, and changes in non-cash working capital items that contributed to $39,000 a decrease in net cash used in operations.

At December 31, 2021, Burcon had working capital of $8.9 million (March 31, 2021 - $13.2 million).  As at December 31, 2021, Burcon was not committed to significant capital expenditures.  Burcon may incur up to $340,000 in additional capital expenditures for new and replacement equipment.  Additional capital resources will be required if plans were to proceed for the new WTC innovation centre.  To further protect Burcon's extensive patent portfolio, Burcon has increased the estimated amount of patent expenditures for this fiscal year from $1.5 million to $1.9 million.  With the termination of the ADM license and production agreement, Burcon has abandoned certain non-core patents in its soy patent portfolio but it does not affect the strength of the patent portfolio.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2021 and 2020

FINANCIAL INSTRUMENTS

The Company's financial instruments are its cash and cash equivalents, amounts receivable, loan to Merit Foods, and accounts payable and accrued liabilities.

Credit risk

The financial instruments that expose the Company to a concentration of credit risk are cash and cash equivalents, amounts receivable and capital loan advances to Merit Foods.  The Company's cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks.  The Company limits its exposure to credit loss by placing its cash and cash equivalents with two Canadian chartered banks.

An expected credit loss provision of $74,193 was recorded during fiscal 2021 in relation to the loan receivable from Merit Foods.  The risk profile of Merit Foods has not changed significantly for the three and nine months ended December 31, 2021.

Interest rate risk

All of the Company's financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates, and the Merit Loan that bore interest at a fixed interest rate.  Burcon's cash and cash equivalents are held at two Canadian chartered banks to maximize interest and to diversify risk.  For the three and nine months ended December 31, 2021, the weighted average interest rate earned on the Company's cash and cash equivalents was 0.35% and 0.42% per annum, respectively, (2020 - 0.40% and 0.32% per annum).  The impact of a 1% strengthening or weakening of interest rates on the Company's cash and cash equivalents at December 31, 2021 is estimated to be a $94,000 increase or decrease in interest income per year.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure. It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations.  The Company's estimated minimum contractual undiscounted cash flow requirement for its financial liabilities at December 31, 2021 is $903,000, all of which is due within the next 12 months.

Fair value

The fair value of the Company's short-term financial assets and financial liabilities, including cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities, approximates their carrying values due to the short-term maturities of these financial instruments.

The carrying values and fair values of financial instruments, by class, are as follows as at December 31, 2021 and March 31, 2021:

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2021 and 2020

(in thousands of dollars)

As at December 31, 2021
	At fair value through profit or loss	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value

Financial assets
Cash and cash equivalents	-	9,425	-	9,425
Amounts receivable	-	136	-	136
Loan to Merit Foods	-	3,148	-	3,222
Total	-	12,709	-	12,783

Financial liabilities
Accounts payable and accrued liabilities	-	-	903	903
Total	-	-	903	903

As at March 31, 2021
	At fair value through profit or loss	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value

Financial assets
Cash and cash equivalents	-	13,972	-	13,972
Amounts receivable	-	339	-	339
Loan to Merit Foods	-	2,894	-	2,968
Total	-	17,205	-	17,279

Financial liabilities
Accounts payable and accrued liabilities	-	-	1,418	1,418
Total	-	-	1,418	1,418

Currency risk

The Company entered into forward U.S. dollar purchase contracts to hedge its estimated exposure to currency fluctuations for certain of its U.S. denominated liabilities.  As at December 31, 2021 and March 31, 2021, the Company is exposed to currency risk for the following assets and liabilities denominated in U.S. dollars:

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2021 and 2020

	December 31, 2021	March 31, 2021
U.S. Dollars (in thousands)
Cash and cash equivalents	69	28
Amounts receivable	-	2
Accounts payable and accrued liabilities	(31)	-
Net exposure	38	30

Canadian dollar equivalent (in thousands)	48	37

Based on the above net exposure at December 31, 2021, a 10% appreciation or depreciation of the U.S. dollar against the Canadian dollar would have resulted in an increase/decrease of approximately $4,000 (March 31, 2021 - $3,000) in the Company's loss from operations.

SEGMENT INFORMATION

The Company operates in a single reportable operating segment and geographic location involving the development of plant-based proteins.  All non-current assets are located in Canada.

OUTSTANDING SHARE DATA

As at December 31, 2021, Burcon had 108,657,244 common shares outstanding, 4,700,139 stock options outstanding exercisable at a weighted average exercise price of $2.59 per share and 1,630,282 share purchase warrants that were convertible to an equal number of common shares at an exercise price of $2.00 per share.

As at the date of this MD&A, Burcon has 108,708,576 common shares outstanding, and 5,650,473 stock options that are convertible to an equal number of shares at a weighted average exercise price of $2.37 per share, 121,000 restricted share plan units and 1,630,282 share purchase warrants that are convertible to an equal number of common shares at an exercise price of $2.00 per share.

QUARTERLY FINANCIAL DATA

(Derived from unaudited interim financial statements.  All figures in thousands of dollars, except per-share amounts)

	Three months ended
	December 31,	September 30,	June 30,	March 31,
	2021	2021	2021	2021
Revenue, foreign exchange gain, interest and other income, gain on dilution of investment in Merit Foods	1,129	162	188	336
Loss for the period	(1,507)	(1,353)	(3,182)	(2,508)
Basic and diluted loss income per share	(0.01)	(0.01)	(0.03)	(0.02)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2021 and 2020

	Three months ended
	December 31,	September 30,		March 31,
	2020	2020	June 30, 2020	2020
Revenue, foreign exchange gain, interest and other income, gain on dilution of investment in Merit Foods	171	6,658	267	268
Income (loss) for the period	(1,086)	4,377	(1,401)	(1,121)
Basic and diluted loss per share	(0.01)	0.04	(0.01)	(0.01)

As noted earlier, Burcon recognized a dilution gain of $961,000 and $6.4 million in the current quarter and the second quarter of fiscal 2021, respectively, in its investment in Merit Foods after Bunge's investment.

RELATED PARTY TRANSACTIONS

Burcon had the following transactions with an entity whose ultimate shareholder has common directors (and also with common officers prior to October 1, 2021) with the Company.  One of these common directors also has indirect significant influence over the Company:

  For the three and nine months ended December 31, 2021, the Company made payments of $nil and $nil, respectively, (2020 - $nil and $4,584) for office space rental.

  For the three and nine months ended December 31, 2021, included in general and administrative expenses (management fees) are $207 and $2,312, respectively, (2020 - $663 and $2,002), for services provided to the Company.  At December 31, 2021, $151 (March 31, 2021 - $75) of this amount is included in accounts payable and accrued liabilities.  For the three and nine months ended December 31, 2021, included in interest and other income is $198 and $3,931, respectively, (2020 - $915 and $6,224) for management services provided by the Company.  At December 31, 2021, $37 (March 31, 2021 - $437), of this amount is included in amounts receivable.

Burcon has a services agreement (the "Services Agreement") with Merit Foods to provide technical, administrative and general management services, research and analytical services and sample production services based on rates set out in the Services Agreement.  For the three and nine months ended December 31, 2021, included in interest and other income is $24,650 and $107,390, respectively, (2020 - $43,853 and $202,090) for services provided and $nil and $287, respectively, (2020 - $250,179 and $462,323) of samples sold to Merit Foods, of which $12,035 was included in amounts receivable at December 31, 2021 (March 31, 2021 - $66,709).

Merit Foods also provides certain technical and consulting services to Burcon.  For the three and nine months ended December 31, 2021, Burcon recorded professional fee expense of $nil and $9,415, respectively, (2020 - $nil and $10,720), of which $nil was included in accounts payable and accrued liabilities as at December 31, 2021 (March 31, 2021 - $nil).

In connection with the LC, Burcon Holdings entered the Merit Loan Agreement with Merit Foods in the amount of $6.5 million.  During the three and nine months ended December 31, 2021, Burcon recorded interest income of $nil and $nil, respectively, (2020 - $nil and $120,205) related to the Merit Loan, of which $nil was included in amounts receivable as at December 31 and March 31, 2021.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2021 and 2020

Certain directors and an officer subscribed for $2.0 million of the Debentures.  During the three and nine months ended December 31, 2021, the Company made convertible debenture interest payments of $nil and $nil, respectively, (2020 - $nil and $126,803), in aggregate, to these directors and officer.

CRITICAL ACCOUNTING ESTIMATES

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standard Board (IASB) on a basis consistent with those accounting policies followed in the most recent annual consolidated financial statements, except as discussed below.

The preparation of condensed consolidated interim financial statements in accordance with IFRS requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of expenses during the reporting period, and disclosures made in the accompanying notes to the financial statements.  Actual results could differ from those estimates.

The significant areas where management's judgment is applied are in determining the fair value of stock-based compensation, whether all criteria for deferring development costs are met, the point at which amortization of development costs commences, the expense allocation to deferred development costs and the recoverable amounts of goodwill, investment in associates, expected credit losses on loans receivable, and the discount rate used to fair value the loans receivable from Merit Foods following their modification.

ACCOUNTING STANDARDS AND AMENDMENTS ISSUED BUT NOT YET ADOPTED

Amendments to IAS 1 - Classification of Liabilities as Current or Non-Current

The amendment clarifies the classification requirements to determine if a liability should be presented as current or non-current in the statement of financial position.  Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing or recognition.  The amendment is effective for annual reporting periods beginning on or after January 1, 2023 and is to be applied retrospectively, with earlier application permitted.  The Company does not expect the new standard will have a significant impact on the consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer, as well as other executives, have designed disclosure controls and procedures ("DC&P"), or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them.

These officers are also responsible for designing and maintaining internal controls over financial reporting ("ICFR") or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of the Company's ICFR.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2021 and 2020

There have been no significant changes in the DC&P and ICFR that occurred during the three months ended December 31, 2021 that could have materially affected, or are reasonably likely to materially affect, such controls.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that can significantly affect its financial condition and future operations.  Key risks are outlined below.  In addition, a detailed explanation of the risk factors which we face is provided in our AIF for the year ended March 31, 2021 under the section titled "Risk Factors", which is incorporated by reference herein.  The AIF is available at www.sedar.com.

Patents and proprietary rights - Burcon's success will depend, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of others or having others infringe on its rights.  Burcon has filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization.  As at the date of this MD&A, Burcon has been granted a total of 307 patents in various countries covering a number of key processes and uses of Burcon's soy, pea, canola and flax protein products as functional food and beverage ingredients.  Of those patents, 73 have been granted in the United States.  Although Burcon expends significant resources and efforts to patent its discoveries and innovations, there can be no assurance that our patent applications will result in the issuance of patents, or any patents issued to Burcon will provide it with adequate protection or any competitive advantages, or that such patents will not be successfully challenged by third parties.  Burcon cannot be assured that competitors will not independently develop products similar to the Company's products or manufacture products designed to circumvent the exclusive patent rights granted to the Company.  Further, Burcon may need to incur significant expenditures in prosecuting claims against others whom it believes are infringing on its rights and by defending claims of intellectual property infringement brought by its competitors and others.

Development and commercialization - Although Merit Foods has completed construction of and commissioned the Flex Production Facility to commercialize Burcon's pea and canola proteins, it has not begun to generate significant revenues from the sale of the Products.  There can be no assurance that any of Merit Foods' products will obtain regulatory approvals in countries where such approvals have yet to be sought, or be successfully marketed.  For Burcon, there can be no assurance that the investment made in Merit Foods will be recouped through the royalties generated from sales of Merit Foods' products.  The long-term success of Puratein®, Supertein® and Nutratein® canola proteins, and Peazazz® and Peazac® pea protein and Nutratein® pea protein/canola protein blend products hinges upon market acceptance by food and feed ingredient manufacturers and suppliers in numerous product applications.  Even though Puratein®, Supertein® and Nutratein® canola proteins, and Peazazz® and Peazac® pea proteins and Nutratein® pea protein/canola protein blend products may be found to be functionally acceptable in product applications, there is no assurance that they will obtain market acceptance and within a reasonable time frame.  The majority of food or feed ingredient manufacturers require a substantial testing phase and demonstration of consistent delivery and production capabilities for commercialization.  Until large batches of products can be supplied, market acceptance of Puratein®, Supertein®, and Nutratein® canola proteins, and Peazazz® and Peazac® pea proteins and Nutratein® pea protein/canola protein blend products may be delayed.  Although Merit Foods has completed construction of and commissioned the Flex Production Facility for Burcon's pea and canola proteins, it may be some time before product sales of pea and canola proteins will be significant.

With the termination of the Soy Agreement with ADM, Burcon must secure a strategic partner for its soy protein isolates.  If Burcon is unable to secure an alternative strategic partner for its soy protein isolates, then the commercialization of its products may be delayed or unsuccessful.  Burcon is investigating alternative paths to bring its soy protein technologies to market.  Although Burcon is in discussions with a potential partner to commercialize its soy protein, there can be no assurance that a strategic partner will be found.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2021 and 2020

With the exception its canola and pea proteins, none of Burcon's other potential products are commercially available as a food ingredient for human consumption.  The rising popularity of plant proteins has resulted in significant growth with increased participation by competitors entering the market to produce plant proteins.  Many competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing, and human resources than Burcon.  These competitors may succeed in developing products earlier than Burcon, obtaining regulatory approvals for such products more rapidly than Burcon or in development products that are more effective than those proposed to be developed by Burcon.

History of operating losses and financing requirements- Burcon has accumulated net losses of approximately $105 million from its date of incorporation through December 31, 2021.  While the construction and commissioning of Merit Foods' Flex Production Facility has been completed, the magnitude of future royalty payments from Merit Foods cannot be ascertained at this time.  In the absence of a definitive time when sales of products will be significant, Burcon expects its accumulated losses to increase as it continues to commercialize its products, its research and development and its product application trials.  Burcon cannot predict if it will ever achieve profitability and, if it does, it may not be able to sustain or increase its profitability.  The commercial success of any of Burcon's products will depend on whether they receive public and industry acceptance as a food ingredient and dietary supplement, and whether they may be sold at competitive prices or are able to obtain sufficient royalty revenue from licensing, which adequately exceeds Burcon's business costs.

Developing Burcon's products and conducting product application trials is capital intensive.  Since acquiring its subsidiary in October 1999, Burcon has raised gross proceeds of $107.7 million from the sale or issuance of equity securities and $9.5 million from the issuance of convertible debentures.  As at December 31, 2021, Burcon had $9.4 million in cash and cash equivalents.  Burcon believes that it has sufficient capital to fund the current level of operations through April 2023.  Although Burcon has sufficient funds to operate until April 2023, it will need to raise additional capital on acceptable terms in order for the Company to meet its business objectives and fund its operations.

COVID-19 - Pandemic Risk

The COVID-19 outbreak was declared as a pandemic by the World Health Organization on March 11, 2020.  Globally, governments worldwide have focused on containment of the outbreak and the prevention of further spread.  Since the outbreak, global economies have been impacted as governments have imposed restrictions such as travel bans, self-imposed quarantines, social distancing and temporary closures of non-essential businesses.  While economies began to slowly reopen in June 2020 after an initial lockdown, governments were required to reinstate lockdowns and closures when infection rates returned at the end of 2020 and during 2021.  Since March 2021, the supply of vaccines has become more secure in Canada and immunization rates are continuing to improve in Canada, the United States and may developed countries in the world.  However, the threat of the COVID-19 pandemic on the world economy is expected to remain until immunization rates in developing countries improve.  However, the emergence of COVID variants continues to create uncertainty for economies worldwide.  The duration and long-term effects of the pandemic is unknown at this time.  Even though governments worldwide, including Canada, have implemented significant monetary and fiscal relief programs designed to stabilize their economies, it is too early to predict the efficacy of such programs at this time.  Burcon has received Canadian government assistance through the CEWS and CERS programs up to October 2021 when these programs were terminated and only businesses who continue to be most severely impacted will qualify for new subsidy programs.  See R&D and G&A expenses section above.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2021 and 2020

Burcon's operations have not been materially impacted by the COVID-19 pandemic.  Since March 2020, Burcon has implemented measures to ensure the safety of work conditions for its staff at the Winnipeg Technical Centre and at its head office in Vancouver.  Burcon's COVID-19 protocols continue to evolve in response to government health and safety guidance.  While the COVID-19 pandemic has caused certain disruptions and delays in Merit Foods' business operations, including the commissioning process of the Flex Production Facility.  It is not possible to predict how long the pandemic will continue to last and whether the financial and business conditions of Burcon and Merit Foods will be further impacted in future periods.

OUTLOOK

For the coming year, Burcon's will continue to support Merit Foods to optimize and ramp up Merit Foods' pea protein and canola protein production facility.  Burcon will also further develop its pipeline of plant-based protein technologies to include other novel renewable plant sources.  In addition, Burcon's activities will include:

  advancing Burcon's pipeline of plant-based protein technologies by conducting research to develop and refine its extraction and purification processes for novel protein products;

  filing patent applications to protect intellectual property arising from research and development of new protein technologies;

  working with Merit Foods to optimize and ramp up Merit Foods' Flex Production Facility to produce Burcon's pea and canola proteins;

  conducting further research to develop additional applications for Peazazz® and Peazac® pea proteins, as well as Supertein®, Puratein® and Nutratein® canola proteins and blends into food products; and

  continuing to file patent applications to protect the Peazazz® pea protein extraction process as well as the composition of Peazazz® pea protein and applications for Peazazz® pea protein into food products.

In addition, Burcon will also:

  explore and identify possible suitable locations for its expansion of its Winnipeg Technical Centre, which is expected to include an expanded footprint with increased commercial processing capacity as well as analytical and functional capabilities;

  continue to refine its protein extraction and purification technologies, develop new technologies and related products;

  further its discussions with potential partners to explore partnership opportunities to bring additional plant-based protein ingredients to market;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2021 and 2020 further strengthen and expand its intellectual property portfolio;

  explore opportunities for acquiring or licensing into Burcon, novel technologies that will complement or enhance Burcon's intellectual property portfolio and business initiatives;

  pursue product development agreements with major food, beverage, and nutritional product companies to develop improved or novel applications for Burcon's other specialty proteins into their products; and

  continue to engage in investor relations activities with the benefit of Burcon's NASDAQ listing, to support the expansion of Burcon's investor base, particularly from the U.S. investment community, by raising awareness about Burcon through various media channels, analyst coverage and investor relations.